Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three months ended June 30, 2023 and 2022

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 12	Share-Based Compensation	19
Note 2	Significant Accounting Policies and Judgments	9	Note 13	Loss per share	22
Note 3	Biological Assets	10	Note 14	Other Gains (Losses)	22
Note 4	Inventory	13	Note 15	Supplemental Cash Flow Information	23
Note 5	Property, Plant and Equipment	13	Note 16	Commitments and Contingencies	24
Note 6	Assets and Liabilities Held for Sale and Discontinued Operations	14	Note 17	Revenue	25
Note 7	Intangible Assets and Goodwill	16	Note 18	Segmented Information	26
Note 8	Convertible Debentures	16	Note 19	Fair Value of Financial Instruments	27
Note 9	Loans and Borrowings	17	Note 20	Financial Instruments Risk	27
Note 10	Lease Liabilities	18	Note 21	Subsequent Events	29
Note 11	Share Capital	18

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2023 and March 31, 2023
(Amounts reflected in thousands of Canadian dollars)

	Note	June 30, 2023	March 31, 2023
		$	$
Assets
Current
Cash and cash equivalents		157,855	234,942
Restricted cash	15	65,655	65,900
Accounts receivable	20(a)	32,512	41,308
Income taxes receivable		37	37
Biological assets	3	21,843	22,690
Inventory	4	103,008	106,132
Prepaids and other current assets		9,482	8,280
Assets held for sale	6	8,919	638
		399,311	479,927

Property, plant and equipment	5	307,525	322,969
Derivative assets		7,422	7,249
Deposits and other long-term assets		15,944	15,786
Lease receivable	20(a)	8,140	6,496
Intangible assets	7	59,837	59,680
Goodwill	7	18,715	18,715
Deferred tax assets		15,294	15,500
Total assets		832,188	926,322

Liabilities
Current
Accounts payable and accrued liabilities	20(b)	62,482	75,825
Income taxes payable		446	161
Deferred revenue		1,934	1,739
Convertible debentures	8	65,107	132,571
Loans and borrowings	9	9,439	9,571
Lease liabilities	10	4,906	5,413
Contingent consideration payable	19, 20(b)	10,354	-
Provisions		4,696	4,453
Other current liabilities		12,635	12,572
		171,999	242,305

Loans and borrowings	9	35,111	36,163
Lease liabilities	10	41,821	43,804
Derivative liability	11(c), 12(d)	5,945	9,634
Contingent consideration payable	19, 20(b)	2,610	12,487
Other long-term liability		50,230	48,047
Deferred tax liability		16,540	16,745
Total liabilities		324,256	409,185

Shareholders’ equity
Share capital	11	6,856,255	6,841,234
Reserves		155,674	154,040
Accumulated other comprehensive loss		(210,536)	(212,365)
Deficit		(6,325,661)	(6,296,833)
Total equity attributable to Aurora shareholders		475,732	486,076
Non-controlling interests		32,200	31,061
Total equity		507,932	517,137
Total liabilities and equity		832,188	926,322

Nature of Operations (Note 1)

Commitments and Contingencies (Note 16)

Subsequent Events (Note 21)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

3

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended June 30,
	Note	2023	2022(1)
		$	$
Revenue	17	81,576	57,455
Excise taxes	17	(6,466)	(7,339)

Net revenue		75,110	50,116

Cost of sales	4	61,407	45,294

Gross profit before fair value adjustments		13,703	4,822

Changes in fair value of inventory and biological assets sold	4	17,541	22,349
Unrealized gain on changes in fair value of biological assets	3	(28,873)	(24,657)

Gross profit		25,035	7,130

Expense
General and administration		21,874	30,139
Sales and marketing		12,806	16,276
Acquisition costs		226	3,720
Research and development		1,101	1,991
Depreciation and amortization	5, 7	2,861	11,616
Share-based compensation	12	2,281	3,472
		41,149	67,214

Loss from operations		(16,114)	(60,084)

Other Income (expense)
Legal settlement and contract termination fees		(94)	(931)
Interest and other income		3,351	662
Finance and other costs		(5,335)	(14,929)
Foreign exchange (loss) gain		(3,637)	1,099
Other (losses) gains	14	153	(7,043)
Restructuring charges		(432)	(976)
Impairment of property, plant and equipment	5, 6	-	(78,724)
Impairment of intangible assets and goodwill	7	-	(457,458)
		(5,994)	(558,300)

Loss before taxes		(22,108)	(618,384)

Income tax (expense) recovery
Current		(215)	423
Deferred, net		119	940
		(96)	1,363

Net loss from continuing operations		(22,204)	(617,021)
Net loss from discontinued operations, net of tax	6(b)	(6,127)	(1,755)

Net loss		(28,331)	(618,776)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

4

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended June 30,
	Note	2023	2022(1)
		$	$
Net loss from continuing operations		(22,204)	(617,021)
Net loss from discontinued operations, net of tax	6(b)	(6,127)	(1,755)
Net loss		(28,331)	(618,776)
Other comprehensive loss (“OCI”) that will not be reclassified to net loss
Unrealized gain on marketable securities		-	(982)

Other comprehensive (loss) income that may be reclassified to net loss
Foreign currency translation gain (loss)		1,829	(3,657)

Comprehensive loss from continuing operations		(20,375)	(621,660)
Comprehensive loss from discontinued operations		(6,127)	(1,755)
Comprehensive loss		(26,502)	(623,415)

Net loss from continuing operations attributable to:
Aurora Cannabis Inc.		(20,771)	(617,032)
Non-controlling interests		(1,433)	11

Net loss from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	(6,127)	(1,755)
Non-controlling interests		-	-

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(25,069)	(623,426)
Non-controlling interests		(1,433)	11

Loss per share - basic and diluted
Continuing operations	13	($0.06)	($2.48)
Discontinued operations	13	($0.02)	($0.01)
Total operations	13	($0.08)	($2.49)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

5

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended June 30, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		345,269,310	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,296,833)	31,061	517,137
Shares issued through equity financing		21,272,120	15,687	-	-	-	-	(414)	(414)	-	-	-	-	-	-	-	15,273
Equity financing transaction costs		-	(548)	-	-	-	-	-	-	-	-	-	-	-	-	-	(548)
Deferred tax on transaction costs		-	(120)	-	-	-	-	-	-	-	-	-	-	-	-	-	(120)
Share issued under RSU, PSU and DSU plans	12(b)(c)	1,463	2	(2)	-	-	-	-	(2)	-	-	-	-	-	-	-	-
Share-based compensation	12	-	-	2,050	-	-	-	-	2,050	-	-	-	-	-	-	-	2,050
Put option liability		-	-	-	-	-	-	-	-	-	-	-	-	-	(1,930)	-	(1,930)
Change in ownership interests in net assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,572	2,572
Comprehensive loss for the period		-	-	-	-	-	-	-	-	-	-	-	1,829	1,829	(26,898)	(1,433)	(26,502)
Balance, June 30, 2023		366,542,893	6,856,255	214,388	27,667	419	(86,800)	-	155,674	(214,599)	18,919	208	(15,064)	(210,536)	(6,325,661)	32,200	507.932

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

6

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Three months ended June 30, 2022
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2022		224,329,745	6,570,995	203,877	27,667	419	(86,800)	145,163	(212,412)	18,919	208	(13,797)	(207,082)	(5,419,488)	500	1,090,088
Shares issued/issuable for business combinations		2,467,421	9,230	-	9,683	-	-	9,683	-	-	-	-	-	-	-	18,913
Shares issued through equity financing	11(b)	70,897,389	184,443	-	-	-	-	-	-	-	-	-	-	-	-	184,443
Share issuance cost		-	(10,132)	-	-	-	-	-	-	-	-	-	-	-	-	(10,132)
Equity financing transaction costs		-	(940)	-	-	-	-	-	-	-	-	-	-	-	-	(940)
Exercise of RSUs, PSUs, and DSUs	12(b),	77,683	1,030	(1,030)	-	-	-	(1,030)	-	-	-	-	-	-	-	-
Share-based compensation (1)	12	-	-	3,397	-	-	-	3,397	-	-	-	-	-	-	-	3,397
Comprehensive loss for the period		-	-	-	-	-	-	-	(982)	-	-	(3,657)	(4,639)	(618,787)	11	(623,415)
Balance, June 30, 2022		297,772,238	6,754,626	206,244	37,350	419	(86,800)	157,213	(213,394)	18,919	208	(17,454)	(211,721)	(6,038,275)	511	662,354

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

7

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars)

		Three months ended June 30,
	Note	2023	2022(1)
		$	$
Operating activities
Net loss from continuing operations		(22,204)	(617,021)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	3	(28,873)	(24,657)
Changes in fair value of inventory and biological assets sold	4	17,541	22,349
Depreciation of property, plant and equipment	5	9,763	12,635
Amortization of intangible assets	7	245	8,319
Share-based compensation		2,281	3,472
Impairment of property, plant and equipment	5, 6	-	78,724
Impairment of intangible assets and goodwill	7	-	457,458
Net interest accrual and accretion	8	3,552	19,241
Deferred tax recovery		(70)	(940)
Other losses (gains)	14	(153)	3,346
Foreign exchange loss		2,129	(3,142)
Restructuring		-	2,731
Deferred compensation amortization		952	-
Changes in non-cash working capital	15	3,814	15,181
Net cash used in operating activities from discontinued operations		(214)	(4,338)
Net cash used in operating activities		(11,237)	(26,642)

Investing activities
Loan receivable		-	(16)
Purchase of property, plant and equipment and intangible assets	5, 7	(4,297)	(5,900)
Proceeds from disposal of property, plant and equipment and assets held for sale	6	2,394	(4,938)
Acquisition of businesses, net of cash acquired		-	(24,467)
Payment of contingent consideration		-	(98)
Deposits (paid) received		-	(1,155)
Net cash used by investing activities from discontinued operations		(255)	(3,162)
Net cash used in investing activities		(2,158)	(39,736)

Financing activities
Repayment of long-term loans	9	(516)	-
Repayment of convertible debenture	8	(61,867)	(145,650)
Net payments of principal portion of lease liabilities	10	(1,438)	(1,845)
Restricted cash	15	245	(314)
Shares issued for cash, net of share issue costs		1,722	209,933
Net cash used in financing activities from discontinued operations		(89)	(85)
Net cash provided by (used in) financing activities		(61,943)	62,039
Effect of foreign exchange on cash and cash equivalents		(1,749)	12,252
Increase (decrease) in cash and cash equivalents		(77,087)	7,913
Cash and cash equivalents, beginning of period		234,942	429,894
Cash and cash equivalents, end of period		157,855	437,807

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been re-presented due to discontinued operations see Note 6(b).

8

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 3498 - 63 Avenue, Leduc, Alberta, Canada, T9E 0G8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•	Distribution of wholesale medical cannabis in various international markets, including Australia, the Caribbean, South America and Israel.

Note 2 Significant Accounting Policies and Judgments

(a)       Basis of Presentation and Measurement

The condensed interim consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2023, including the accompanying notes thereto.

(b)       Basis of Consolidation

The condensed interim consolidated financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three months ended June 30, 2023 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	100%	Danish Krone
Reliva, LLC (“Reliva”)	100%	United States Dollar
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc.	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

9

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the consolidated statements of loss and comprehensive income (loss) for the current and comparative periods. Refer to Note 6(b) Discontinued Operations.

(d)	Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. There were no changes to the Company’s current period or comparative period upon adoption.

Amendments to IAS 12: Income Taxes

The amendment clarifies how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023. There was no material impact as a result of adopting these amendments.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company early adopted these amendments with the adoption of IFRS 16, Leases and therefore there are no changes to the current and comparative periods presented in the consolidated financial statements. The Company has not had any decommissioned obligations to account for hereunder.

IFRS 17 - Insurance Contracts

IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company does not currently have any contracts to be accounted for under this standard. The Company, however has a wholly owned captive insurance entity that is required to adopt this standard when reporting on a standalone basis. The impact of the captive insurance company adopting IFRS 17 was immaterial to the Company’s consolidated financial statements.

Amendments to IAS 16: Leases

The amendment clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in

IFRS 15: Revenue to be accounted for as a sale. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company does not have any sale-leaseback transactions.

(e)	New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Covenants

The amendment that clarify how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. The amendments are effective for annual periods beginning on or after January 1, 2024. Management is currently evaluating the potential impact of this standard on the Company’s consolidated financial statements.

10

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3 Biological Assets

The following is a breakdown of biological assets:

	June 30, 2023	March 31, 2023
	$	$
Indoor cannabis production facilities	14,596	8,428
Outdoor cannabis production facilities	1,816	-
Plant propagation production facilities	5,431	14,262
	21,843	22,690

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2023	22,690
Production costs capitalized	18,905
Sale of biological assets	(14,557)
Impairment related to discontinued operations	(1,032)
Foreign currency translation	(10)
Changes in fair value less cost to sell due to biological transformation	28,873
Transferred to inventory upon harvest	(33,026)
Balance, June 30, 2023	21,843

a) Indoor cannabis production facilities

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of indoor cannabis biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Weighted average effective yield	Represents the estimated percentage of harvested product that meets specifications in order to be sold as a dried cannabis product.	If the weighted average effective yield were higher (lower), the estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

11

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2023	March 31, 2023		June 30, 2023	March 31, 2023
Average selling price per gram	$5.05	$4.42	Increase or decrease of $1.00 per gram	$3,738	$3,360
Weighted average yield (grams per plant)	57.18	38.80	Increase or decrease by 5 grams per plant	$1,247	$1,438
Weighted average effective yield	87%	91%	Increase of decrease by 5%	$813	$395
Cost per gram to complete production	$1.22	$1.65	Increase or decrease of $1.00 per gram	$3,826	$3,427

As of June 30, 2023, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $3.24 per gram (March 31, 2023 - $2.43 per gram).

During the three months ended June 30, 2023, the Company’s indoor cannabis biological assets produced 9,585 kilograms of dried cannabis (June 30, 2022 - 16,109 kilograms). As at June 30, 2023, it is expected that the Company’s indoor cannabis biological assets will yield approximately 9,501 kilograms (March 31, 2023 - 7,667 kilograms) of dried cannabis when harvested and the weighted average stage of growth for indoor biological assets was 46% (March 31, 2023 - 44%).

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions	Range of inputs		Sensitivity	Impact on fair value
	June 30, 2023	March 31, 2023		June 30, 2023	March 31, 2023
Average selling price per floral/bedding plant	$ 9.89	$7.58	Increase or decrease by 10%	$392	$1,682
Average stage of completion in the production process	27%	56%	Increase or decrease by 10%	$791	$2,295

As of June 30, 2023, the weighted average fair value less cost to complete and cost to sell per propagation plant was $2.06 per plant (March 31, 2023 - $2.35).

During the three months ended June 30, 2023, biological assets relating to the plant propagation segment was expensed to cost of goods sold was $14.6 million (three months ended June 30, 2022 - nil), which included $1.7 million (three months ended June 30, 2022 - nil) of non-cash expense related to the changes in fair value of biological assets sold.

12

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 4 Inventory

The following is a breakdown of inventory:

	June 30, 2023			March 31, 2023
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	28,090	18,467	46,557	30,936	14,756	45,692
Finished goods	13,587	1,979	15,566	13,518	1,777	15,295
	41,677	20,446	62,123	44,454	16,533	60,987
Extracted cannabis
Work-in-process	10,870	3,262	14,132	11,566	2,753	14,319
Finished goods	7,414	765	8,179	8,786	561	9,347
	18,284	4,027	22,311	20,352	3,314	23,666

Supplies and consumables	16,543	-	16,543	19,923	-	19,923

Merchandise and accessories	2,031	-	2,031	1,556	-	1,556

Ending balance	78,535	24,473	103,008	86,285	19,847	106,132

During the three months ended June 30, 2023, inventory expensed to cost of goods sold was $64.4 million (three months ended June 30, 2022 - $67.6 million), which included $15.9 million (three months ended June 30, 2022 - $22.5 million) of non-cash expense related to the changes in fair value of inventory sold.

During the three months ended June 30, 2023, the Company recognized $10.4 million (three months ended June 30, 2022 - $15.3 million) in changes in fair value of inventory sold and $8.9 million (three months ended June 30, 2022 - $11.3 million) recognized in cost of sales in the condensed consolidated statements of loss and comprehensive loss.

Note 5 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	June 30, 2023				March 31, 2023
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	42,398	-	-	42,398	52,077	-	(1,820)	50,257
Buildings	237,875	(88,644)	-	149,231	239,353	(83,888)	(3,842)	151,623
Construction in progress	27,447	-	-	27,447	37,563	-	(11,945)	25,618
Computer software & equipment	31,224	(29,797)	-	1,427	31,313	(29,570)	(20)	1,723
Furniture & fixtures	7,605	(5,853)	-	1,752	7,434	(5,596)	(42)	1,796
Production & other equipment	143,005	(88,890)	-	54,115	146,960	(87,425)	(1,686)	57,849
Total owned assets	489,554	(213,184)	-	276,370	514,700	(206,479)	(19,355)	288,866

Right-of-use lease assets
Land	13,890	(1,409)	-	12,481	14,859	(1,345)	(969)	12,545
Buildings	33,814	(15,564)	-	18,250	36,789	(15,836)	-	20,953
Production & other equipment	5,181	(4,757)	-	424	5,343	(4,738)	-	605
Total right-of-use lease assets	52,885	(21,730)	-	31,155	56,991	(21,919)	(969)	34,103

Total property, plant and equipment	542,439	(234,914)	-	307,525	571,691	(228,398)	(20,324)	322,969

13

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2023	Additions	Disposals	Other (1)	Depreciation	Foreign currency translation	Balance, June 30, 2023
Owned assets
Land	50,257	-	-	(7,647)	-	(212)	42,398
Buildings	151,623	288	-	488	(3,308)	140	149,231
Construction in progress	25,618	2,937	-	(756)	(145)	(207)	27,447
Computer software & equipment	1,723	18	-	(3)	(305)	(6)	1,427
Furniture & fixtures	1,796	264	-	(5)	(283)	(20)	1,752
Production & other equipment	57,849	167	(27)	1,063	(4,789)	(148)	54,115
Total owned assets	288,866	3,674	(27)	(6,860)	(8,830)	(453)	276,370

Right-of-use leased assets
Land	12,545	-	-	-	(64)	-	12,481
Buildings	20,953	-	(1,886)	-	(780)	(37)	18,250
Production & other equipment	605	-	(68)	-	(89)	(24)	424
Total right-of-use lease assets	34,103	-	(1,954)	-	(933)	(61)	31,155
Total property, plant and equipment	322,969	3,674	(1,981)	(6,860)	(9,763)	(514)	307,525
(1)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the transfer of facilities to assets held for sale as at June 30, 2023 (Note 6).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three months ended June 30, 2023, the Company recognized $9.8 million (June 30, 2022 - $14.5 million) of depreciation expense of which $5.4 million ( June 30, 2022 - $6.8 million) was reflected in cost of sales.

Note 6 Assets Held for Sale and Discontinued Operations

(a)       Assets and Liabilities Held for Sale

Assets held for sale are comprised of the following:

	Whistler Alpha Lake	European R&D Facility	Growery	Total
Balance, March 31, 2023	638	-	-	638
Transfer from Property, Plant, and Equipment	-	2,234	6,685	8,919
Proceeds from disposal	(2,270)	-	-	(2,270)
Gain on disposal	1,632	-	-	1,632
Balance, June 30, 2023	-	2,234	6,685	8,919

Whistler Alpha Lake

In connection with the restructuring announced during the year ended June 30, 2022, the Company listed its Whistler Alpha Lake facility for sale. As a result, the Company reclassified property, plant, and equipment of $0.6 million to assets held for sale. During the three months ended June 30, 2023, the facility was sold for net proceeds of $2.3 million. The Company recognized a gain of $1.6 million on disposal, which is recognized in other gains (losses) in the consolidated statements of loss and comprehensive loss (Note 14).

European R&D Facility

During the three months ended June 30, 2023, the Company decided to sell a European R&D Facility. As a result, the Company reclassified the related property, plant, and equipment of $2.2 million to assets held for sale.

14

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Growery

During the three months ended June 30, 2023, the Company made the decision to exit the agreement with its partners in Growery B.V (“Growery”), one of the license holders entitled to participate in the Netherlands’ still-pending Controlled Cannabis Supply Chain Experiment. As a result, the Company reclassified the related assets from property, plant, and equipment of $6.7 million to assets held for sale.

(b)	Discontinued Operations

During the three months ended June 30, 2023, the Company formally made the decision to close its Aurora Nordic facility (“Nordic”), located in Denmark due to a number of operational and regulatory challenges.

In connection with the closures of Nordic and Growery, the Company has reported these as discontinued operations as the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes from the rest of the Company.

The following table summarizes the Company's consolidated discontinued operations for the respective periods:

	Three months ended June 30, 2023	Three months ended June 30, 2022
Revenue	78	99

Cost of sales	2,657	1,966
Changes in fair value of inventory and biological assets sold	274	2,850
Unrealized gain on changes in fair value of biological assets	764	(1,977)
General and administration expenses	459	375
Sales and marketing	69	101
Research and development	126	465
Depreciation	(350)	136
Stock based compensation	-	-
Finance costs	(223)	(158)
Foreign exchange	(18)	(1,904)
Impairment of property, plant, and equipment	85	-
Deferred tax	(49)	-
Loss on disposal of discontinued operations	2,411	-
	6,205	1,854
Net loss from discontinued operations	(6,127)	(1,755)

15

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	June 30, 2023				March 31, 2023
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,529	(37,138)	-	5,391	42,529	(37,068)	-	5,461
Permits and licenses	54,017	(42,957)	-	11,060	56,782	(42,826)	(2,783)	11,173
Patents	931	(775)	-	156	928	(771)	-	157
Intellectual property and know-how	52,590	(52,590)	-	-	52,590	(52,590)	-	-
Software	17,532	(16,404)	-	1,128	20,121	(16,390)	(3,460)	271
Indefinite life intangible assets:
Brand	20,700	-	-	20,700	36,200	-	(15,500)	20,700
Permits and licenses	21,402	-	-	21,402	21,918	-	-	21,918
Total intangible assets	209,701	(149,864)	-	59,837	231,068	(149,645)	(21,743)	59,680
Goodwill	18,715	-	-	18,715	19,465	-	(750)	18,715
Total	228,416	(149,864)	-	78,552	250,533	(149,645)	(22,493)	78,395

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2023	Additions	Amortization	Foreign currency translation	Balance, June 30, 2023
Definite life intangible assets:
Customer relationships	5,461	-	(70)	-	5,391
Permits and licenses	11,173	-	(156)	43	11,060
Patents	157	7	(5)	(3)	156
Software	271	871	(14)	-	1,128
Indefinite life intangible assets:
Brand	20,700	-	-	-	20,700
Permits and licenses (1)	21,918	-	-	(516)	21,402
Total intangible assets	59,680	878	(245)	(476)	59,837
Goodwill	18,715	-	-	-	18,715
Total	78,395	878	(245)	(476)	78,552
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at June 30, 2023, $20.7 million and $21.4 million indefinite life intangibles were allocated to the group of cash generating units (“CGUs”) that comprise the Canadian Cannabis Segment and European Cannabis Segment, respectively (March 31, 2023 - $20.7 million and $21.9 million respectively).

Note 8 Convertible Debentures

$
Balance, March 31, 2023	132,571
Interest paid	(553)
Accretion	2,501
Accrued interest	1,174
Amortized cost of debt repurchased	(68,741)
Unrealized gain on foreign exchange	(1,845)
Balance, June 30, 2023	65,107

16

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 11.53 Common Shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$86.72 per Common Share. As of June 30, 2023, $70.0 million (US$52.8 million) principal amount of the Senior Notes are outstanding.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option are recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of June 30, 2023, the conversion option had a fair value of $nil (March 31, 2023 - $nil) and the Company recognized an unrealized gain of $nil for the three months ended June 30, 2023 (three months ended June 30, 2022 - $3.1 million) on the derivative liability. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$0.53 (March 31, 2023 - US$0.70), volatility of 84% (March 31, 2023 - 84%), implied credit spread of 420 bps (March 31, 2023 - 397 bps), and assumed stock borrow rate of 10% (March 31, 2023 - 10%). As of June 30, 2023, the Company has accrued interest payable of $16.9 million (March 31, 2023 - $16.9 million) on the Senior Notes.

During the three months ended June 30, 2023 the Company repurchased a total of $76.9 million (US$57.0 million) (three months ended June 30, 2022 - $155.3 million (US$113.9 million) ) in principal amount of the Senior Notes at a total cost, including accrued interest, of $75.7 million (US $56.2 million) (three months ended June 30, 2022 - $149.2 million (US $115.3 million)) and recognized a loss of $5.9 million (three months ended June 30, 2022 - $18.3 million) within other gains (losses) in the statements of loss and comprehensive loss.

The convertible senior notes, were repurchased at a 2.3% average discount to par value, for aggregate cash consideration of approximately $61.9 million (U.S$46.0 million) and the issuance of 18,691,770 Common Shares.

Note 9 Loans and Borrowings

Through its acquisition of Bevo Farms Ltd (“Bevo”), a 50.1% owned subsidiary in the plant propagation business during fiscal 2023, the Company acquired a term loan and revolver, together, the credit facilities (the “Credit Agreement”).

The changes in the carrying value of current and non-current term loan credit facilities are as follows:

Term loan credit facilities
$
Balance, March 31, 2023	45,734
Accretion	130
Interest payments	(798)
Principal repayments	(516)
Balance, June 30, 2023	44,550
Current portion	(9,439)
Long-term portion	35,111

On April 11, 2023, the Credit Agreement was amended to reduce the amounts available to be drawn from the Term Loan by $9.7 million to $38.1 million and increase the amounts available to be drawn from the Revolver by $4.0 million to $12.0 million. Additionally, there were changes to the financial covenants. There were nominal costs incurred for the amendments.

The term loans consist of the following access to funds under the credit facility:

i.	a $38.1 million term loan (“Term Loan”), previously $47.8 million; and
ii.	a $12.0 million revolving line of credit (“Revolver”), previously $8.0 million.

Under the terms of the Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. In addition, the Credit Agreement is secured by a first-ranking security interest over substantially all the property of Bevo Farms Ltd. and its subsidiaries. As at June 30, 2023, the Company was in compliance with all covenants relating to the Credit Agreement.

Term loan

As at June 30, 2023, advances under the Term Loan were made in two tranches, with interest payments based on prime rate plus a margin. Interest is due monthly and the principal balance is repayable in equal quarterly installments of 1/60th of the amount borrowed. As at June 30, 2023, the borrowing rate was 4.905%. Each tranche is scheduled to mature on January 21, 2025. Any remaining principal balance will be due at maturity. During the three months ended June 30, 2023, total interest expense of $0.6 million was recognized as finance and other costs in the condensed consolidated interim statements of loss and comprehensive loss. As at June 30, 2023, the total term loan payable is $37.1 million.

17

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Revolver

The Revolver provides available aggregate borrowings of up to $12.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at June 30, 2023, $7.3 million was drawn from the revolver loan.

Total loans and borrowings principal repayments as at June 30, 2023 are as follows:

$
Next 12 months	9,439
Over 1 year to 3 years	2,639
Over 3 years to 5 years	6,766
Over 5 years	25,706
Total long-term debt repayments	44,550

Note 10 Lease liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

$

Balance, March 31, 2023	49,217
Disposal of leases	(86)
Lease payments	(2,146)
Net lease term increase and other items	(955)
Changes due to foreign exchange rates	(85)
Interest expense on lease liabilities	782
Balance, June 30, 2023	46,727
Current portion	(4,906)
Long-term portion	41,821

Note 11 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited number of common voting shares without par value.
ii.	Unlimited number of Class “A” Shares each with a par value of $1.00. As at June 30, 2023, no Class “A” Shares were issued and outstanding.
iii.	Unlimited number of Class “B” Shares each with a par value of $5.00. As at June 30, 2023, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

At June 30, 2023, 366,542,893 Common Shares (March 31, 2023 - 345,269,310) were issued and fully paid.

(c)	Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, March 31, 2023	89,124,788	7.09
Balance, June 30, 2023	89,124,788	6.89

In accordance with IAS 32 - Financial Instruments: Presentation, the June 2022 Offering Warrants were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The June 2022 Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other gains (losses) (Note 14) on the condensed consolidated statements of comprehensive loss.

18

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

In accordance with IAS 32 - Financial Instruments: Presentation, the November 2020 and January 2021 Offering Warrants, which are denominated in U.S. Dollars, were determined to be derivative liabilities as the proceeds receivable upon exercise may vary due to fluctuations in the foreign exchange rates. The Offering Warrants are recognized at their fair values based on quoted market prices with gains and losses recognized in other (losses) gains (Note 14) on the condensed consolidated statements of comprehensive loss.

The following summarizes the warrant derivative liabilities:

					US$ equivalent
	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total	November 2020 Offering	January 2021 Offering	June 2022 Offering	Total
	$	$	$	$	$	$	$	$
Balance, March 31, 2023	75	45	9,514	9,634	54	33	7,041	7,128
Unrealized (loss) gain on derivative liability	(1)	(1)	(3,918)	(3,920)	-	-	(2,816)	(2,816)
Balance, June 30, 2023	74	44	5,596	5,714	54	33	4,225	4,312

The following table summarizes the warrants that remain outstanding as at June 30, 2023:

Exercise Price ($)	Expiry Date	Warrants (#)
4.24 - 41.88 (2)	January 26, 2024 - November 30, 2025	88,596,596
112.46 - 116.09 (1)	August 9, 2023 to August 22, 2024	528,192
		89,124,788
(1)	Includes the November 2020 and January 2021 Offering Warrants exercisable at US$9.00 and US$12.60, respectively.
(2)	Includes the June 2022 Offering Warrants exercisable at US$3.20.

Note 12 Share-Based Compensation

(a)	Stock Options

A summary of stock options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, March 31, 2023	6,721,503	25.73
Granted	6,334,852	0.76
Expired	(50,142)	96.15
Forfeited	(473,454)	10.03
Balance, June 30, 2023	12,532,759	13.42

The following table summarizes the stock options that are outstanding as at June 30, 2023:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
0.76 - 27.24	January 10, 2025 - June 23, 2028	4.44	11,348,864	1,669,927
38.52 - 99.60	July 17, 2023 - December 9, 2024	0.67	324,551	324,551
100.80 - 133.80	July 12, 2023 - July 12, 2024	2.26	791,179	791,179
135.00 - 156.36	September 25, 2023 - May 21, 2024	0.65	68,165	68,165
		4.14	12,532,759	2,853,822

During the three months ended June 30, 2023, the Company recorded aggregate share-based compensation expense of $0.5 million (three months ended June 30, 2022 - $1.3 million) for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the condensed consolidated statements of comprehensive loss.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

19

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30, 2023	Three months ended June 30, 2022
Risk-free annual interest rate (1)	4.34%	2.65%
Expected annual dividend yield	- %	- %
Expected stock price volatility (2)	85.06%	87.49%
Expected life of options (years) (3)	2.67	2.50
Forfeiture rate	19.63%	19.82%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatilities of the Company and certain competitors.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three months ended June 30, 2023 was $0.41 per option (three months ended June 30, 2022 - $1.25 per option).

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, March 31, 2023	7,524,940	2.64
Issued (1)	3,818,348	0.76
Vested, released and issued	(4,424)	9.68
Forfeited	(724,125)	2.28
Balance, Jun 30, 2023(2)	10,614,739	1.99
(1)	Includes DSUs issued under cash settlement plan Note 12(d)
(2)	As of June 30, 2023, there were 9,309,550 RSUs and 1,305,189 DSUs outstanding (March 31, 2023 - 6,614,487 RSUs and 910,453 DSUs).

During the three months ended June 30, 2023, the Company recorded share-based compensation of $1.6 million (three months ended June 30, 2022 - $1.8 million) for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the condensed consolidated statements of comprehensive loss.

The weighted average fair value of RSUs and DSUs granted in the three months ended June 30, 2023 was $0.76 per unit (three months ended June 30, 2022 - $2.53 per unit).

The following table summarizes the RSUs and DSUs that are outstanding as at June 30, 2023:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$0.76 - $8.50	Nov 3, 2023 - June 23, 2026	10,371,097	1,406,470
$10.09 - $21.72	Sept. 10, 2023 - Feb 16, 2024	239,513	121,118
$90.12 - $113.16	N/A	4,129	4,129
		10,614,739	1,531,717

(c)	Performance Share Units (“PSUs”)

A summary of the PSUs outstanding is as follows:

	PSUs	Weighted Average Issue Price of PSUs
	#	$
Balance, March 31, 2023	2,308,221	3.77
Issued (1)	5,229,068	0.76
Vested, released and issued	(258)	1.87
Forfeited	(214,002)	3.93
Balance, June 30, 2023	7,323,029	1.62
(1)	Includes PSUs issued under cash settlement plan Note 12(d)
20

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the PSUs that are outstanding as at June 30, 2023:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
$0.76 - $8.50	Sept 10, 2023 - June 23, 2026	7,081,159	302
$10.09 - $13.59	Sept 10, 2023 - Dec. 09, 2023	241,870	-
		7,323,029	302

During the three months ended June 30, 2023, the Company recorded share-based compensation of $0.2 million (three months ended June 30, 2022 - $1.4 million), for PSUs granted during the period. This expense is included in the share-based compensation line on the condensed consolidated statements of comprehensive loss.

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended June 30, 2023	Three months ended June 30, 2022

Risk-free annual interest rate (1)	4.76%	1.23%
Dividend yield	- %	- %
Expected stock price volatility (2)	90.65%	38.23%
Expected stock price volatility of peer group (2)	91.51%	28.74%
Expected life of options (years) (3)	3	3.00
Forfeiture rate	9.27%	10.30%
Equity correlation against peer group (4)	39.14%	47.51%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)	Volatility was estimated by using the 20-day VWAP historical volatility of Aurora and the peer group of companies.
(3)	The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)	The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three months ended June 30, 2023 was $0.76 per unit (three months ended June 30, 2022 - $4.53 per unit).

(d) Cash Settled DSUs and PSUs

On June 23, 2023, the Company issued 296,052 DSUs and 3,957,593 PSUs that will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and RSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value and recorded as a derivative liability in the consolidated statements of financial position. DSUs are issued in recognition of past service for Directors and are therefore recorded at the full amount to share-based compensation expense in the consolidated statements of loss and comprehensive loss. The DSUs are remeasured each reporting period with the difference going through share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. During the three months ended June 30, 2023, the Company recognized $0.2 million as both the derivative liability and share-based compensation expense in respect of the cash settled DSUs.

The PSUs subject to cash settlement are classified as a derivative liability. They are initially measured at fair value using a Monte Carlo simulation model and recorded as a derivative liability in the consolidated statements of financial position. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured each reporting period with the change in value reflected in the share-based compensation expense. As at June 30, 2023, the Company recognized a derivative liability for a nominal amount with an equal amount recognized as share based compensation expense in the condensed consolidated statements of loss and comprehensive loss.

21

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

Basic and diluted loss per share

	Three months ended June 30, 2023	Three months ended June 30, 2022
Net loss from continuing operations attributable to Aurora shareholders	($20,771)	($617,032)
Net loss from discontinued operations attributable to Aurora shareholders	($6,127)	($1,755)
Net loss attributable to Aurora shareholders	($26,898)	($618,787)

Weighted average number of Common Shares outstanding	353,558,623	249,046,668

Basic loss per share, continuing operations	($0.06)	($2.48)
Basic loss per share, discontinued operations	($0.02)	($0.01)
Basic loss per share	($0.08)	($2.49)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, RSU, DSU, PSU, warrants and share options are anti-dilutive.

Note 14 Other (Losses) Gains

	Note	Three months ended June 30, 2023	Three months ended June 30, 2022
		$	$
Share of net income from investment in associates		-	51
Unrealized gain (loss) on derivative investments		388	(3,349)
Unrealized gain on derivative liability	11(c)	3,920	15,748
Unrealized loss on changes in contingent consideration fair value		(414)	(2)
Gain on disposal of assets held for sale and property, plant and equipment	5, 6	1,631	4,029
Government grant income (expense)		-	(867)
Provisions		200	(3,372)
Realized loss on repurchase of convertible debt	8	(5,941)	(18,348)
Other gain (losses)		369	(933)
Total other gains (losses)		153	(7,043)

22

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 15 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended June 30, 2023	Three months ended June 30, 2022
	$	$
Accounts receivable	8,242	3,801
Biological assets	(4,337)	(17,792)
Inventory	15,844	19,793
Prepaid and other current assets	(1,653)	(277)
Accounts payable and accrued liabilities	(14,825)	8,867
Income taxes payable	285	(511)
Deferred revenue	195	(471)
Provisions	-	2,213
Other current liabilities	63	(442)
Changes in operating assets and liabilities	3,814	15,181

Additional supplementary cash flow information is as follows:

	Three months ended June 30, 2023	Three months ended June 30, 2022
	$	$
Property, plant and equipment in accounts payable	(2,060)	(2,087)
Right-of-use asset additions	-	(359)
Amortization of prepaids	4,984	6,934
Interest paid (received)	2,416	(275)
Interest received	(863)	(199)

Included in restricted cash as of June 30, 2023 is $3.4 million (June 30, 2022 - $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $6.0 million (June 30, 2022 - nil) related to the Bevo acquisition, $20.5 million (June 30, 2022 - $15.0 million) for self- insurance, $0.1 million (June 30, 2022 - $0.2 million) attributed to international subsidiaries, and $35.6 million (June 30, 2022 - $32.4 million) of funds reserved for the segregated cell program for insurance coverage.

23

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. Again, on a judgement dated September 23, 2022 the Court granted the second motion to dismiss the case in favour the Company. The motion was granted without prejudice. The plaintiff’s counsels re-filed a third statement of claim on November 7, 2022 and the re-stated claim was received by Aurora formally on November 8, 2022. The Company filed a third further motion to dismiss on January 6, 2023, to which the plaintiffs have filed an opposition brief and the Company subsequently filed a reply. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 16, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

A claim was commenced by a party to a former term sheet on June 15, 2020 with the King's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed with the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Chambers appointment has been scheduled for January 2024. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. Plaintiffs were to bring a summary judgement application which is being opposed by Aurora and which application will likely not be heard until 2024. Questioning on Affidavits is scheduled to begin in the Fall of 2023. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) have been named in a purported class action proceeding commenced on November 15, 2022 in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. The Statement of Claim was served upon the Company on November 22, 2022 and a Statement of Defence was filed and served. The next major step in the process is scheduling a timetable for the remaining deliverables of the process, including delivery of the plaintiff’s certification motion record. The plaintiff must either deliver their certification materials or come to an agreement with the Aurora Defendants on a timetable for doing so within one year of commencing the proposed class action. The Court has issued an order allowing the representative plaintiff to remain anonymized in all court documents, including identifying her by “V.T”. The Company disputes the allegations and intends to defend against the claims.

24

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On May 5, 2022, Aurora Cannabis Inc. acquired all issued and outstanding shares of Terrafarma Inc. Terrafarma Inc. is now a wholly owned subsidiary of Aurora Cannabis Inc. Prior to Aurora’s acquisition of Terrafarma, a former employee of Terrafarma commenced a claim for wrongful dismissal seeking damages in the amount $1,046,400 plus additional damages relating to certain options and unpaid bonus. The Company disputes the allegations and intends to defend against the claims.

A claim was commenced by a former employee of Aurora against Aurora Cannabis Enterprises Inc. and another former employee of Aurora (the “Defendant Employee”). The plaintiffs claim that the Defendant Employee entered a lease for a property owned by the plaintiffs in January 2017 and states that Aurora was a guarantor for the Defendant Employee. The claim states that the Defendant Employee left the property and caused damage. The plaintiffs further claim outstanding rent and legal fees. There is no record of any documentation of Aurora being a party to any such relationship. The Defendant Employee has been noted in default by the plaintiff and Aurora has filed and served a Third-Party Notice against the Defendant Employee. The Company disputes the allegations and intends to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at June 30, 2023 the Company has recognized total provisions of $1.0 million (March 31, 2023 - $1.0 million) in provisions on the condensed consolidated statements of financial position and a settlement accrual for nil (March 31, 2023 - $1.0 million) in accounts payable and accrued liabilities on the consolidated statements of financial position.

(b)	Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 20(b) and loans and borrowing repayments in Note 9, the Company has $1.5 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

Note 17 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.6 million for the three months ended June 30, 2023 (three months ended June 30, 2022 - $(0.5) million). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of June 30, 2023, the net return liability for the estimated variable revenue consideration was $1.3 million (March 31, 2023 - $1.6 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three Months Ended June 30, 2023	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	61,529	-	61,529
Revenue from provision of services	-	143	143
Excise taxes	(6,466)	-	(6,466)
Cannabis Net Revenue	55,063	143	55,206
Plant Propagation
Revenue from sale of goods	19,904	-	19,904
Net revenue	74,967	143	75,110

Three Months Ended June 30, 2022	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	57,128	-	57,128
Revenue from provision of services	-	327	327
Excise taxes	(7,339)	-	(7,339)
Net revenue	49,789	327	50,116

25

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18 Segmented Information

Operating Segments	Canadian Cannabis	EU Cannabis	Plant Propagation	Corporate (1)	Total
	$	$		$	$
Three months ended June 30, 2023
Net revenue	44,819	10,387	19,904	-	75,110
Gross profit before fair value adjustments	6,990	5,760	953	-	13,703
Selling, general, and administrative expense	27,266	3,789	438	3,187	34,680
Net (loss) income before taxes and discontinued operations	(6,996)	1,506	(383)	(16,235)	(22,108)

Three months ended June 30, 2022
Net revenue	38,499	11,573	-	44	50,116
Gross profit (loss) before fair value adjustments	(2,161)	6,961	-	22	4,822
Selling, general, and administrative expense	36,952	3,841	-	5,622	46,415
Net (loss) income before taxes and discontinued operations	(521,168)	(21,704)	-	(75,512)	(618,384)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.

Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
June 30, 2023	364,084	37,937	-	402,021
March 31, 2023	375,179	41,866	105	417,150

Three months ended June 30, 2023
Net revenue	64,346	10,387	377	75,110
Gross profit (loss) before fair value adjustments	8,928	5,760	(985)	13,703

Three months ended June 30, 2022
Net revenue	38,965	11,723	(572)	50,116
Gross profit (loss) before fair value adjustments	(1,385)	7,087	(880)	4,822

Included in net revenue for the three months ended June 30, 2023 are net revenues of approximately $14 million from Customer G (three months ended June 30, 2022 - Customer A - $5 million), each contributing 10% or more to the Company’s net revenue.

26

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19 Fair Value of Financial Instruments

The carrying values of the financial instruments at June 30, 2023 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	157,855	-	-	157,855
Restricted cash	65,655	-	-	65,655
Accounts receivable, excluding sales taxes and lease receivable	30,095	-	-	30,095
Derivative assets	-	7,422	-	7,422
Lease receivable	10,481	-	-	10,481
Financial Liabilities
Accounts payable and accrued liabilities	62,482	-	-	62,482
Convertible debentures	65,107	-	-	65,107
Contingent consideration payable	-	12,964	-	12,964
Other current liabilities	12,635	-	-	12,635
Lease liabilities	46,727	-	-	46,727
Derivative liabilities	-	5,945	-	5,945
Loans and borrowings	44,550	-	-	44,550
Other long-term liabilities	50,230	-	-	50,230

.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at June 30, 2023
Derivative assets		-	7,422	-	7,422
Contingent consideration payable		-	-	12,964	12,964
Derivative liabilities	8, 11(c), 12(d)	5,945	-	-	5,945

As at March 31, 2023
Derivative assets		-	7,114	135	7,249
Contingent consideration payable		-	-	12,487	12,487
Derivative liabilities	8, 11(c), 12(d)	9,634	-	-	9,634

There have been no transfers between fair value categories during the period.

Note 20 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the consolidated statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

27

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of June 30, 2023, $20.4 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2023 - $20.9 million). As of June 30, 2023, the Company recognized a $1.6 million provision for expected credit losses (March 31, 2023 - $3.4 million).

The Company’s aging of trade receivables, net was as follows:

	June 30, 2023	March 31, 2023
	$	$
0 - 60 days	23,571	28,355
61+ days	6,265	6,661
	29,836	35,016

The Company’s contractual cash flows from lease receivables is as follows:

June 30, 2023
$
Next 12 months	2,861
Over 1 year to 2 years	2,666
Over 2 years to 3 years	1,984
Over 3 years to 4 years	1,919
Over 4 years to 5 years	1,409
Thereafter	1,256
Total undiscounted lease payments receivable	12,095
Unearned finance income	(1,614)
Total lease receivable	10,481
Current	(2,341)
Long-term	8,140

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	June 30, 2023	March 31, 2023
	$	$
Trade payables	13,776	21,942
Accrued liabilities	28,414	38,176
Payroll liabilities	17,766	12,610
Excise tax payable	2,131	2,611
Other payables	395	486
	62,482	75,825

In addition to the commitments outlined in Note 16, the Company has the following undiscounted contractual obligations as at June 30, 2023, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	62,482	62,482	-	-	-
Convertible notes and interest (1)	70,006	70,006	-	-	-
Lease liabilities (2)	97,034	8,244	21,223	14,350	53,217
Loans and borrowings	44,550	9,439	2,639	6,766	25,706
Contingent consideration payable (3)	12,964	2,610	10,354	-	-
	287,036	152,781	34,216	21,116	78,923
(1)	Assumes the principal balance of the debentures outstanding at June 30, 2023 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Relates to acquired businesses. Payable in cash, shares, or a combination of both at Aurora’s sole discretion.
28

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three months ended June 30, 2023 and 2022
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, convertible debenture repayment and lease payments. Our medium-term liquidity needs primarily relate lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of June 30, 2023, the Company has access to the following capital resources available to fund operations and obligations:

•	$157.9 million cash and cash equivalents; and
•	access to the 2023 Shelf Prospectus (as defined below). The Company currently has access to securities registered for sale under the 2023 Shelf Prospectus currently covering US$650.0 million of issuable securities. Of the U.S.$650 million of securities registered under the 2023 Shelf Prospectus and corresponding registration statement on form F-10 filed with the U.S. Securities and Exchange Commission in the U.S., approximately U.S.$409 million is allocated to the potential exercise of currently outstanding warrants issued in financing transactions from 2020 to 2022. As a result, approximately U.S.$241 million is available for potential new issuances of Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2023 Shelf Prospectus remains effective. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2023 Shelf Prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2023 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing, financing and strategic activities for the foreseeable future. In addition, the Company could access restricted cash of $20.5 million relating to its self insurance policy, if necessary.

Note 21 Subsequent Events

Subsequent to June 30, 2023, the Company repurchased approximately $6.6 million (U.S$5.0 million) aggregate principal amount of convertible senior notes at a 1.5% average discount to par value, with the issuance of 10,274,950 Common Shares.

29